Writer’s Direct Dial: 414.277.5345
Writer’s Fax: 414.978.8945
E-Mail: ken.hallett@quarles.com
July 22, 2009
VIA EDGAR CORRESPONDENCE
Mr. John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Bank Mutual Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2009 Commission File No. 000-31207 Second Staff Comment Letter of July 20, 2009
Dear Mr. Nolan:
     This letter confirms the exchange of voice mail messages between me and John Spitz over the last 24 hours in which we stated, and Mr. Spitz did not object, that Bank Mutual Corporation would respond by August 14, 2009 to the Staff comments included in the letter from you to Michael Dosland dated July 20, 2009.
     Thank you for your consideration of and flexibility on this matter. If we have any specific questions as we complete Bank Mutual Corporation’s response, we will contact you or Mr. Spitz. Additionally, please let me know if you have any questions of us.

Very truly yours, QUARLES & BRADY LLP
/s/ Kenneth V. Hallett
Kenneth V. Hallett

cc:	Michael T. Crowley, Jr., Chairman, President and CEO Michael W. Dosland, Senior Vice President and CFO